MediWound Ltd.
42 Hayarkon Street
Yavne 8122745, Israel
+972 (77) 971-4100

June 1, 2022

Via EDGAR Transmission

Michael Davis
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	MediWound Ltd. Registration Statement on Form F-3 Filed May 25, 2022 Registration No. 333-265203

Dear Mr. Davis:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on June 3, 2022 at 4:00 p.m. Eastern Time or as soon thereafter as practicable, or at such later time as MediWound Ltd. (the “Company”) or its counsel may request via telephone call to the staff.  Please contact Michael J. Rosenberg of Latham & Watkins LLP, counsel to the Company, at (212) 906-1829, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

MediWound Ltd.

By:	/s/Boaz Gur-Lavie
Name: Boaz Gur-Lavie Title: Chief Financial Officer

cc:	Sharon Malka, MediWound Ltd.
Yaron Meyer, MediWound Ltd.
Joshua Kiernan, Latham & Watkins LLP
Nathan Ajiashvili, Latham & Watkins LLP
David Glatt, Meitar | Law Offices
Jonathan Nathan, Meitar | Law Offices